ROPES & GRAY LLP
                             ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2624

                   WRITER'S DIRECT DIAL NUMBER: (617) 951-7910


                                November 21, 2007


VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Linda Stirling, Esq.

Re:  REGISTRANT:   Fifth Third Funds (the "Trust") (Registration Nos. 33-24848
                   and 811-05669)
     FILING TYPE:  Form N-1A
     FILING DATE:  September 28, 2007

Dear Ms. Stirling:

This letter sets forth the Trust's responses to telephonic comments you provided to the undersigned on November 7, 2007 regarding Post-Effective Amendment No. 66 to the Trust's Registration Statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 67 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act") ("Amendment No. 66/67"), filed with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 485(a) of the 1933 Act in connection with the Trust's annual update. For your convenience, each comment is summarized below, followed by the response thereto.

Additionally, on our telephone conversation I informed you that, on November 6, 2007, the Trust's Board of Trustees approved changes to the Fifth Third International Equity Fund's portfolio management and principal investment strategies, which changes affect the Trust's Registration Statement disclosure. As we discussed, in addition to the above-referenced responses to your comments, this correspondence also includes for your review proposed disclosure reflecting these changes. It is the Trust's expectation that, subject to your review and comment, and the Trust's incorporation of any comments, the revised disclosure will be included in the Trust's Post-Effective Amendment No. 67 to its Registration Statement under the 1933 Act and Post-Effective Amendment No. 68 under the 1940 Act, to be filed with the Commission pursuant to Rule 485(b) under the 1933 Act on or about November 28, 2007.

              COMMENTS TO AMENDMENT NO. 66/67 AND RESPONSES THERETO

1. COMMENT: WITH RESPECT TO FIFTH THIRD QUALITY GROWTH FUND, THE DISCLOSURE UNDER THE HEADING "PRINCIPAL INVESTMENT STRATEGIES" STATES THAT "[T]HE FUND RESERVES THE RIGHT TO INVEST UP TO 35% OF ITS TOTAL
         ASSETS IN CONVERTIBLE SECURITIES . . . ." AS A RESULT OF THE FUND'S
         INVESTMENT IN CONVERTIBLE SECURITIES, SHOULD THE PRINCIPAL RISK DISCLOSURE DISCUSS INTEREST RATE RISK AND CREDIT RISK?

RESPONSE: The section regarding the Fund's principal risks currently includes disclosure regarding "convertible securities risk," which indicates that the prices of convertible securities, including bonds and preferred stocks, may be affected by the prices of the underlying security (generally, common stock). The Trust has incorporated your comments and has supplemented this disclosure to state that convertible securities are subject to the risks of investment in bonds, which include interest rate risk and credit risk. Specifically, the below disclosure

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Ms. Linda Stirling
November 21, 2007
Page 2


regarding the risks of investment in fixed income securities now follows the existing disclosure regarding convertible securities risk:

         FIXED INCOME SECURITIES RISK. The risks of investing in debt securities include INTEREST RATE RISK, which is the risk that prices of debt securities will rise and fall in response to interest rate changes for similar securities. Generally, when interest rates rise, prices of debt securities fall. The net asset value of the Fund may also decrease during periods of rising interest rates. In addition, debt securities are subject to CREDIT RISK, which is the risk that an issuer of debt securities may default (fail to repay interest and principal when due). If an issuer defaults or the risk of such default is perceived to have increased, the Fund may lose all or part of its investment. The net asset value of the Fund may fall during periods of economic downturn when such defaults or risk of defaults increase.

2. COMMENT: WITH RESPECT TO FIFTH THIRD STRUCTURED LARGE CAP PLUS FUND, THE DISCLOSURE UNDER THE SUB-HEADING "SHORT SELLING RISK" STATES THAT TAKING SHORT POSITIONS AND INVESTING IN DERIVATIVES EACH RESULT IN A FORM OF LEVERAGE, WHICH INVOLVES SPECIAL RISKS. PLEASE PROVIDE ADDITIONAL DISCLOSURE REGARDING THE SPECIAL RISKS ASSOCIATED WITH LEVERAGE.

RESPONSE: The third paragraph under the sub-heading "Short Selling Risk" has been revised in its entirety to read as follows:

         In addition, taking short positions in securities and investing in derivatives each result in a form of leverage. Leverage involves special risks, such as the risk that losses for the Fund will be magnified and the risk that interest and principal payments may be higher than investment returns. There is no assurance that the Fund will leverage its portfolio or, if it does, that the Fund's leveraging strategy will be successful.


3. COMMENT: WITH RESPECT TO FIFTH THIRD INTERMEDIATE MUNICIPAL BOND FUND, THE DISCLOSURE UNDER THE HEADING "PRINCIPAL INVESTMENT RISKS" INDICATES THAT THE FUND IS SUBJECT TO MICHIGAN STATE-SPECIFIC RISK. PLEASE EXPLAIN WHY THE FUND IS SUBJECT TO THIS RISK, AS IT IS NOT APPARENT FROM THE FUND'S PRINCIPAL INVESTMENT STRATEGIES.

RESPONSE: As of September 30, 2007, approximately ten percent of the Fund's net assets were invested in municipal bond obligations issued by the State of Michigan and its local political subdivisions. In response to your comments, the disclosure has been clarified by the addition of the following sentence to the "Principal Investment Strategies:" At times, the Fund may have a greater focus on municipal bond obligations issued by the State of Michigan and its local political subdivisions."


          DISCLOSURE REVISIONS - FIFTH THIRD INTERNATIONAL EQUITY FUND

Consistent with an exemptive order granted to the Trust dated September 28, 2005 authorizing, among other things, the termination of sub-advisory arrangements without the approval of shareholders, on November 6, 2007, the Trust's Board of Trustees authorized Fifth Third Asset Management, Inc. ("FTAM"), investment adviser to the Fifth Third International Equity Fund ("Fund"), to terminate its Sub-Advisory Agreement with

Ms. Linda Stirling
November 21, 2007
Page 3


Morgan Stanley Investment Management Inc. ("Morgan Stanley") with respect to such Fund. The Board of Trustees further approved FTAM's assumption of the day-to-day responsibility for the portfolio management of the Fund.

In connection with these authorization and approvals, the Board of Trustees also approved changes to the Fund's investment strategies, as described below. The Trust now proposes to incorporate such changes into revised disclosure to be incorporated into the Trust's Prospectus and Statement of Additional Information to be filed with the Commission pursuant to Rule 485(b) of the 1933 Act on or about November 28, 2007. Pursuant to our telephonic discussion on November 7, I have included the proposed disclosure below for your review and comment.

Please note that the Fund's fundamental objective of long-term capital appreciation will remain unchanged. Furthermore, we wish to highlight the following changes to the Fund's portfolio management and strategy, which are reflected in the revised disclosure: (1) the termination of Morgan Stanley as sub-adviser and the Advisor's assumption for the Fund portfolio management and
(2) the change from a "top-down" strategy of selecting securities (allocating assets among geographic regions and individual countries and sectors) to a quantitative management style, as discussed below. Accordingly, revised disclosure regarding the Fund's principal investment strategies, principal investment risks, and volatility and performance is shown below in its entirety:

         PRINCIPAL INVESTMENT STRATEGIES: Under normal circumstances, the Fund invests at least 80% of its assets in equity securities and at least 65% of its total assets in securities of non-U.S. companies. The companies whose securities are represented in the Fund's portfolio are located in at least three countries other than the U.S.

         In managing the Fund, the Advisor adheres to a disciplined, quantitative ("bottom-up") process for stock selection and portfolio construction. The Advisor begins with an investment universe comprising the membership of the Morgan Stanley Capital International Europe, Australasia, and Far East Index(R) (the "EAFE Index"). The Advisor may also consider international stocks which are not in the EAFE Index. The Advisor uses a quantitative multi-factor model to rank stocks in the investment universe. The primary factors upon which the Advisor ranks each stock are valuation factors, earnings quality, and investor sentiment. The Advisor believes such factors denote long-term success, and thus builds a portfolio of stocks that have these positive characteristics. Secondarily, the Advisor may also modify the proportion or weighting for certain countries and/or sectors (e.g., overweight, underweight or neutral) relative to the EAFE Index for investment by the Fund.

         The Advisor may consider selling a security held by the Fund when it becomes overvalued or if the issuer's earnings quality or investor sentiment deteriorates. Stocks that are sold are generally replaced with stocks that are attractive based on the model's rankings and that contribute favorably to the risk exposures of the entire portfolio. Risk exposure is actively managed through portfolio construction. The Advisor typically seeks to monitor and control the Fund's country and industry weightings and the Fund's exposure to individual equity securities, allowing these to differ only moderately from the country and industry weightings and the individual stock weightings of the EAFE(R) Index. By doing so, the Advisor seeks to limit the Fund's volatility to that represented by the EAFE(R) Index.

Ms. Linda Stirling
November 21, 2007
Page 4


         Although the Fund invests primarily in established foreign securities markets it may also invest in emerging market countries. The Fund may use various instruments that derive their values from those of specified securities, indices, currencies or other points of reference for both hedging and non-hedging purposes. Derivatives, including those used to manage risk, are themselves subject to risks of the different markets in which they trade and may not serve their intended purposes.

         When the Advisor believes that market conditions warrant a temporary defensive posture, the Fund may invest up to 100% of its assets in high-quality, short-term debt securities and money market instruments. The taking of such a temporary defensive posture may adversely affect the ability of the Fund to achieve its investment objective.

         PRINCIPAL INVESTMENT RISKS: Below is a description of the principal
         risks of investing in the   Fund.

                EQUITY SECURITIES RISK. The risks of investing in equity securities, such as, the risk of sudden and unpredictable drops in value or periods of lackluster performance.

                FOREIGN INVESTMENT RISK. Stocks of foreign companies present additional risks for U.S. investors. Stocks of foreign companies tend to be less liquid and more volatile than their U.S. counterparts, in part because accounting standards and market regulations tend to be less standardized and economic and political climates less stable. Fluctuations in exchange rates also may reduce or eliminate gains or create losses.

                EMERGING MARKETS RISK. The risks associated with foreign investments usually are higher in emerging markets, such as most countries in Africa, Asia, Latin America and the Middle East. To the extent that the Fund invests in those kinds of stocks or in those areas, it will be exposed to the risks associated with those kinds of investments.

                CURRENCY RISK. The Fund's investments in foreign countries generally will be denominated in foreign currencies. As a result, changes in the value of a country's currency compared to the U.S. dollar may affect the value of the Fund's investments.

                DERIVATIVES RISK. The primary risks of derivatives are: (1) changes in the market value of securities, and of derivatives relating to those securities, may not be proportionate; (2) there may not be a liquid market to sell a derivative, which could result in difficulty closing a position; and (3) certain derivatives can magnify the extent of losses incurred due to changes in market value. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. When a Fund uses derivatives for leverage, investments in that Fund will tend to be more volatile, resulting in larger gains or losses in response to market changes. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

Ms. Linda Stirling
November 21, 2007
Page 5

         VOLATILITY AND PERFORMANCE INFORMATION: The bar chart and table provide an indication of the risks of an investment in the Fund by showing its performance from year to year and over time, as well as compared to a broad-based securities index.

         The returns assume that Fund distributions have been reinvested. The returns for Class B and Class C shares will differ from the returns for Class A Shares (which are shown in the bar chart) because of differences in expenses of each class. The table assumes that shareholders redeem their fund shares at the end of the period indicated.



As requested, officers of the Trust have instructed us to acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.


Very truly yours,

/s/ Mary Beth Constantino
-------------------------
Mary Beth Constantino